UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resignation of Directors

On Sep 4, 2025, Mr. Hailin Xie notified UTime Limited (the “Company”) of his intent to resign as a board member of the Company, effective immediately. Mr. Xie confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On Sep 4, 2025, Mr. Minfei Bao notified the Company of his intent to resign as a board member of the Company, effective immediately. Mr. Bao confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On Sep 4, 2025, Mr. Hengcong Qiu notified UTime Limited (the “Company”) of his intent to resign as Chief Executive Officer and Chairman of the Company, effective immediately. Mr. Qiu confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On Sep 4, 2025, Mr. Xiaoqian Jia notified UTime Limited (the “Company”) of his intent to resign as a board member of the Company, effective immediately. Mr. Jia confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Appointment of Directors and Officer

On Sep 8, 2025, the Board of Directors adopted resolutions approving Mr. Tianlong Wang as Chief Executive Officer and chairman and Mr. Shirong Tong and Zhongping Liu and Ms. Xiaoxia Wu as directors of the Board, effective as of Sep 8, 2025, immediately following the resignation of the four individuals.

Mr. Tianlong Wang, 39 years old, served as a vice general manager of Youngor Group Co., Ltd. from 2018 to present. Prior to that, Mr. Wang served as a regional sales director at Youngor Group Co., Ltd. from 2015 until August 2018. Mr. Wang earned a bachelor’s degree in software engineering from Hebei University.

There is no arrangement or understanding with any person pursuant to which Mr. Wang was appointed as CEO and director of the board of the Company. There are no family relationships between Mr. Wang and any director or executive officer of the Company.

Ms. Xiaoxia Wu, 37 years old, served as HRBP of New Open Enterprise Management Group Co., Ltd. From 2021 to 2024, Ms. Wu served as HR manager of Tianyang Real Estate Co., Ltd. . Ms. Wu served as HR & Admin Supervisor of PowerChina Real Estate Group Co., Ltd. between 2018 to 2020. Ms. Wu earned a bachelor’s degree in public administration from Hebei GEO University Huaxin College.

There is no arrangement or understanding with any person pursuant to which Ms. Wu was appointed as director of the board of the Company. There are no family relationships between Ms. Wu and any director or executive officer of the Company.

Mr. Shirong Tong, 52 years old, served as a professor of School of Economics and Management, Shaoyang University. between 2005 to present. Prior to that, Mr. Tong served as a marketing manager at Kaba Group (Germany), Shanghai Headquarters. from March 2004 until August 2004.

There is no arrangement or understanding with any person pursuant to which Mr. Tong was appointed as director of the board of the Company. There are no family relationships between Mr. Tong and any director or executive officer of the Company.

Mr. Zhongping Liu, 47 years old, served as a manager of Shenzhen Tongzhi Fund Management Co., Ltd. between 2015 to present. He was responsible for the fund raising business, sales management, branch and subsidiary management as well as partner institution management. Prior to that, Mr. Liu served as a VP at Qiuxin Investment Management Co., Ltd. from August 2012 until May 2015.

There is no arrangement or understanding with any person pursuant to which Mr. Liu was appointed as director of the board of the Company. There are no family relationships between Mr. Liu and any director or executive officer of the Company.

[Signature Page Follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2025

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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